Exhibit 12.1

WELLPOINT, INC.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(millions of dollars, except ratios)

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$1,309.8	$3,957.9	$4,353.8	$7,403.0	$3,122.4	$5,257.9
Interest expense, including amortization of debt discount and expense related to indebtedness	109.1	430.3	418.9	447.4	469.8	447.9
Estimated interest portion of rental expense	12.4	49.5	62.4	73.6	66.4	64.9

Total Earnings Available for Fixed Charges	$1,431.3	$4,437.7	$4,835.1	$7,924.0	$3,658.6	$5,770.7

Fixed Charges:
Interest expense, including amortization of debt discount and expense related to indebtedness	$109.1	$430.3	$418.9	$447.4	$469.8	$447.9
Estimated interest portion of rental expense	$12.4	$49.5	$62.4	$73.6	$66.4	$64.9

Total Fixed Charges	$121.5	$479.8	$481.3	$521.0	$536.2	$512.8

Ratio of earnings to fixed charges	11.78x	9.25x	10.05x	15.21x	6.82x	11.25x